UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Buenos Aires, September 25th, 2024

Comisión Nacional de Valores

Re.: Report of decision of CHAMBER II OF THE FEDERAL COURT OF APPEALS ON ADMINISTRATIVE LITIGATION MATTERS in the case: “Telecom Argentina SA a/EN-Enacom and other re. on knowledge processes” (Docket N° 4206/2021)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to follow up on the relevant information made public on June 19, 2024.

In this respect, we inform you that yesterday the Company was notified of the decision by Chamber II of the Federal Court of Appeals on Administrative Litigation Matters, which withdraws the extraordinary appeals filed by the Executive Power and ENACOM against the ruling of the aforementioned Court of Appeals dated June 6, 2024, which upheld the first instance judgment that declared Decree 690/2020 and ENACOM Resolutions N° 1466/2020 and 1467/2020 null.

Sincerely yours,

Andrea V. Cerdán

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 26, 2024	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations